Exhibit 11.1

DEPARTMENT 56, INC.

COMPUTATION OF NET INCOME PER SHARE

(In thousands, except per share amounts)

	13 Weeks Ended July 3, 2004	13 Weeks Ended July 5, 2003
Basic:
Net income	$13,413	$11,023

Weighted average number of common shares outstanding	13,302	13,088

Net income per common share – basic	$1.01	$0.84

Assuming Dilution:
Net income	$13,413	$11,023

Weighted average number of common shares outstanding	13,302	13,088

The number of shares resulting from the assumed exercise of stock options reduced by the number of shares which could have been purchased with the proceeds from such exercise, using the average market price during the period	217	84

Weighted average number of common and common equivalent shares	13,519	13,172

Net income per common share – assuming dilution	$0.99	$0.84

	26 Weeks Ended July 3, 2004	27 Weeks Ended July 5, 2003
Basic:
Net income	$10,451	$11,275

Weighted average number of common shares outstanding	13,241	13,081

Net income per common share – basic	$0.79	$0.86

Assuming Dilution:
Net income	$10,451	$11,275

Weighted average number of common shares outstanding	13,241	13,081

The number of shares resulting from the assumed exercise of stock options reduced by the number of shares which could have been purchased with the proceeds from such exercise, using the average market price during the period	186	80

Weighted average number of common and common equivalent shares	13,427	13,161

Net income per common share – assuming dilution	$0.78	$0.86